SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

September 10, 2008

VIA DHL AND EDGAR

Re:	AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso

Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 26, 2008 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the

Registration Statement (“Amendment No. 2”), which reflects these revisions and generally updated other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 2.

Our Business, page 1

1.                                       We note your response to prior comment 8; however, if you elect to highlight your sales for a particular period, you should provide an equally prominent GAAP-based measure of income.  Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure to delete the last sentence of the first paragraph relating to net sales.  Please see page 1 of Amendment No. 2.

2.                                       In response to comment 9, the materials you have provided at tab 4 appear to have been prepared for AGA’s use.  For example, the Mattson Jack Group report states on the cover it was prepared for by AGA Medical.  If reports were commissioned by the registrant for use in the registration statement, please name the source in your prospectus disclosure and file consents.

The Company respectfully advises the Staff that, based on Rule 436, it does not believe that any additional consents need to be filed.  The referred-to Mattson Jack Group report was not prepared for the Company for use in the registration statement.  In addition, no information in the Registration Statement has been either (1) reviewed or passed upon by the Mattson Jack Group or (2) set forth upon the authority of or in reliance upon the Mattson Jack Group as experts.  The Company also notes that the study is not a report or opinion of an expert that is being summarized as such in the Registration Statement, and rather it is a summary compilation of a number of studies on the relevant matter that is being used by the Company as one of the back-up materials giving support to a statement made by the Company.

3.                                       We reissue the second bullet point of prior comment 9.  Please briefly describe the length of time after such outcome and other hurdles that exist before you can bring such a product to market.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 1 and 2 of Amendment No. 2.

In Certain International Markets, page 16

4.                                       With a view toward clarification of your disclosure regarding your transition to a direct sales force, we reissue prior comment 17 in part.  Please tell us about the nature of the disputes with distributors.

The Company respectfully advises the Staff that the nature of its historical disputes with distributors primarily involved sales by such distributors outside its designated area.  The Company, however, also respectfully advises the Staff that such disputes have had no impact on its strategic decision to convert to a direct sales force in selected countries.  The risk factor included on page 16 is intended to address the risks related to such conversion strategy and not those related to disputes with distributors, which the Company does not believe is a material risk.

Modifications, page 23

5.                                       We reissue prior comment 20 which sought disclosure of whether you have made modifications that you believe do not require approval or clearance.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that it has made modifications that it believes do not require approval or clearance.  Please see page 23 of Amendment No. 2.

Industry Data, page 32

6.                                       Please clarify what you mean by “adjusted for purchasing power.”

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 33 of Amendment No. 2.

Management’s Discussion and Analysis, page 43

In-Process Research and Development, pages 47 and F-11

7.                                       We refer to your response to prior comment number 29 in our letter dated July 17, 2008.  Please tell us how the values assigned to each in-process research and development project discussed on page 47 totals the $50.8 million charge recorded in 2005.  In addition, disclose why you are not in a position to address material variances between projected and actual results as indicated in your response.  Please disclose whether there have been material variances between projected and actual results on these projects.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages 46 and 47 of Amendment No. 2.

Six Months Ended June 30, 2008, page 54

8.                                       With a view toward clarified disclosure in an appropriate section of your document, please tell us why a customer would purchase your delivery system without purchasing an implant.

The Company respectfully advises the Staff that it sell its products both directly to hospitals and to distributors.  Distributors tend to place bulk orders and do not necessarily balance in any given order the number of devices and delivery sets ordered, which number is largely dependent on their current inventory levels of each type.  Hospitals tend to stock more delivery sets than occluders for several reasons.  Different delivery sets are used for different types of patients and it is difficult to predict the mix of patients.  For example, adult patients would typically require longer delivery sets.  Larger devices require larger diameter catheters.  Hospitals stock more delivery sets on average than devices, since often times the selection of the appropriate delivery set is not made until preliminary measurements are made of the patients during the clinical procedure.  Delivery sets also have far lower selling prices than devices, which also contributes to the tendency by hospitals to stock more delivery sets than occlusion devices given the uncertainties described above.  The Company has revised the disclosure in response to the Staff’s comment to clarify the foregoing discussion.  Please see pages 77 and 78 of Amendment No. 2.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales, page 56

9.                                       We note your discussion on page 56 about the impact to net sales from the change in your product return policy.  Please tell us where you have disclosed the change in your product return policy.

The Company respectfully advises the Staff that it disclosed the change in its return product policy on page 49 of Amendment No. 2.

Cost of goods sold, page 56

10.                                 Please disclose the reasons for the reduction in royalties given the increase in your net sales.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 56 of Amendment No. 2.

Critical Accounting Policies

Stock Based Compensation, page 51

Note 12, Stock Option Plan, page F-31

11.           We refer to your response to prior comments 30 and 77 in our letter dated July 17, 2008.  We also note that although it is not yet possible to determine the IPO price range you expect it to exceed the referred-to estimated fair value.  You also reference significant factors contributing to the difference, including discounts for lack of liquidity and related to the negative effects of the outstanding Series A preferred stock liquidation preferences.  If your IPO price is significantly higher than the fair values assigned please disclose specific reasons for the differences.  If you have applied discounts to your estimates of fair value for stock options please disclose the amount of these discounts and how they were determined.

The Company respectfully advises the Staff that it is not yet possible to determine the IPO price range.  The Company will include appropriate disclosure in response to the Staff’s comments once the price range is determined, and, as a result, the Company can determine the extent to which it exceeds the referred-to estimated fair value of its common stock.

12.                                 Please revise the disclosures on page 51 and in Note 12 on page F-31 to disclose the methodologies and assumptions you used to determine the fair value of your stock.  In addition, tell us whether you have had discussions with your underwriters and when they were initiated about possible offering price ranges.  Please tell us why your estimate of fair market value of $2.75 has not changed in fiscal 2008 as the possibility of a public offering increased.

The Company has revised the disclosure in response to the Staff’s comment. Please see pages 52 and F-34 of Amendment No. 2. In addition, the Company respectfully advises the Staff that it first met with underwriters to discuss possible valuations on October 16, 2007.  The input received from the underwriters in connection therewith was considered by the board of directors of the Company, along with the other factors cited in Amendment No. 2, in making the determination on October 22, 2007 to increase the fair value of the Company’s common stock to $2.75.  Between October 23, 2007 and June 20, 2008, no events occurred that in the board of director’s view warranted changing the estimated fair value of the Company’s common stock.  General market conditions, the Company’s first quarter results and subsequent confirmation of the underwriters’ views on the valuation of the Company caused the board of directors to believe that the Company’s valuation was no higher than the previously established $2.75 price.  Once the initial filing of the Registration Statement with the Securities and Exchange Commission was made on June 20, 2008 and the Company had a better sense of its second-quarter results, the board of directors determined that the fair value of the Company’s common stock was likely higher than $2.75 and that the exercise price of the Company’s stock options granted after that date should be adjusted to equal the initial public offering price, unless the public offering is not consummated by December 31, 2008, in which case the exercise price would be the fair value on the grant date.

Corporate History, page 75

13.                                 With a view towards disclosure, please tell us how and when you went from three shareholders at your founding in 1995 to two shareholders by the time of your July 2005 reorganization.  Also tell us whether the “third partner” is currently involved with you.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that Dr. Kurt Amplatz ceased to be a stockholder of AGA Medical in June 2002.  In addition, the Company revised the disclosure to clarify that the third partner, Mr. Michael Afremov, is no longer associated with the Company.  Please see page 75 of Amendment No. 2.

14.                                 Please reconcile your statement in the fourth paragraph that the Tranche B term loan was drawn in full with your response to prior comment 22 that credit commitments under the Tranche B term loan facility have not been drawn.

The Company respectfully clarifies to the Staff that, in response to prior comment 22, the Company noted that the credit commitments under the Tranche B term loan facility of Citicorp USA, Inc., Bank of America, N.A. and Wachovia Bank, National Association had not been drawn prior to their sale of the credit commitments.  Each of these lenders has sold its credit commitments in open market syndication transactions.  Subsequent to such sales, the Tranche B term loan facility was completely drawn down.  With the exception of affiliates of Deutsche Bank Securities Inc. and Lehman Brothers Inc., the $197.0 million outstanding under our Tranche B term loan facility is held by lenders who are not affiliated with the underwriters for this offering.

15.                                 We note that you highlight your new agreement for distribution in China.  With a view toward balanced disclosure, please tell us the material obligations of the parties to this agreement, its duration and termination provisions.  Also tell us about the process and duration for government approval of the sale of your products in China.

The Company respectfully advises the Staff that it does not consider this agreement for distribution in China to be a material contract or to include material obligations of the Company.  The Company has revised the disclosure in response to the Staff’s comment to include the duration and the termination provisions of such agreement.  Please see page 76 of Amendment No. 2.  In addition, the Company submits to the Staff that, prior to sales in China, medical devices must be approved by the regulatory authority, the State Food and Drug Administration, or SFDA.  In order to be approved, the manufacturer must submit product samples and the company’s technical files.  The SFDA then reviews the data and performs its own independent testing on the samples.  The registration process takes approximately 18 to 24 months to complete and registrations are valid for a period of four years.  The Company also clarifies in the revised disclosure that it is in the process of re-registering its Chinese licenses, including in the case of devices that were previously sold by the Company’s former distributor to reflect the new distributor, but such pending re-registration does not affect the ability of the Company to sell any of its products in China.

Director Compensation, page 107

16.                                 Please update the “Total” column to reflect your response to prior comment 38.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 107 of Amendment No. 2.

17.                                 We note exhibits 10.9, 10.10, and 10.11 indicate the 45,000 options were to be issued over a period of years, yet your disclosure indicates they were all issued in 2006.  Please revise or advise.  In your response, please tell us whether the one-time option grants have a different exercise price when compared to the exercise price of annual grants.

The Company respectfully advises the Staff that the intent of the agreements was for all of the options to be issued upon execution of the agreement with vesting of one-third of the options to occur on such grant date and vesting of the remaining two-thirds to occur in two installments on the two consecutive anniversaries following such date. The Company advises the Staff that the Board of Directors of Company determined that this was the intent of the agreements, and thus all of the options were issued with the preceding vesting schedule.  The Company has revised the disclosure to clarify such vesting mechanics.  Please see page 106 of Amendment No. 2.

Compensation Discussion and Analysis, Page 107

18.                                 We note your reference to Welsh Carson’s compensation policy in your response to prior comment 39 and your revised disclosure.  Please disclose this policy.

The Company respectfully advises the Staff that Welsh Carson has not established a prescribed policy with respect to compensation of executives at its portfolio companies.  There are no specific guidelines or fixed standards that Welsh Carson follows.  Rather, Welsh Carson typically sets the amounts and forms of executive compensation at levels that they believe are necessary to recruit the desired candidates given the particular circumstances of each portfolio company and that fall within reasonable parameters based on Welsh Carson’s knowledge of market practices in the relevant industry.  The Company has revised its disclosure to clarify that Welsh Carson does not have a prescribed policy.  Please see pages 108 and 109 of Amendment No. 2.

Compensation Determination Process, page 108

19.           With a view toward clarified disclosure regarding management’s role in establishing its own compensation, please tell us who is involved with the “Company’s management review” of the April 2008 evaluation and benchmarking mentioned in your response to prior comment 42.  Also tell us what is involved with that “review,” when it began, and what hurdles remain until it is presented to the compensation committee.

The Company respectfully advises the Staff that the “Company’s management review” refers to a review primarily by the Senior Vice President of Human Resources of the results of the compensation consultant’s study for purposes of making suggestions on presentation style and format.  The Company’s management review did not involve any substantive editing of the compensation consultant’s study by any members of management.  At the outset of the compensation consultant’s study, the Company’s senior management (primarily the Chief Financial Officer) assisted the compensation consultant by providing names of other companies that the Company considers its peers for compensation purposes and by providing historical information regarding the Company’s executive compensation.  The compensation committee has now reviewed the results of the compensation consultant’s evaluation and the compensation consultant’s recommendations based on such results.  However, the compensation committee has not yet decided what, if any, actions it will take with respect to future compensation as a result of the compensation consultant’s recommendations.

Base Salary, 109

20.                                 We note your response to prior comment 41.  Please replace the vague disclosure regarding “strong performance against key attributes described above” with specific information regarding what was achieved and how those achievements resulted in the percentage increases disclosed.

The Company respectfully advises the Staff that the specific percentage increases disclosed were approved by the compensation committee based on the Chief Executive Officer’s recommendations, who, in turn, made recommendations based on his subjective assessment of how the individual executive officers performed in key qualitative areas during the prior year.  The areas the Chief Executive Officer considered in making his recommendations in 2007 and 2008 were: delivering results, leadership, development of people, communications and acting in the best interest of the Company.  The Chief Executive Officer recommended the specific percentage increases disclosed because he believed that these percentages appropriately reflected the applicable executive officers’ performance in the key qualitative areas described above.  The Company has revised its disclosure accordingly.  Please see pages 109 and 110 of Amendment No. 2.

Annual Cash Incentive Payments, Page 110

21.                                 Your response to prior comment 43 that you “do not have a quantitative target” appears to be inconsistent with your current disclosure in this section which identifies “specific measurable goals” including “targeted financial results” and “targeted sales growth.”  If the decision to grant bonus payments was a subjective decision made by the compensation committee, please state that clearly wits out implying that objective factors are used.  We reissue prior comment 43.

The Company respectfully advises the Staff that the multi-faceted process the Company employs to determine bonus payments involves numerous components, some of which are objective and quantitative but many of which are subjective and qualitative.  The goal of the process is to arrive at a fair and comprehensive assessment of each executive officer’s performance in the context of the Company’s business circumstances and priorities at the time of the evaluation.  The Company’s Corporate Top Ten Objectives, which include quantitative and qualitative goals, are identified prior to the start of each year based on the Company’s business conditions, strategies and priorities at that time.  At the end of the year, the Company’s executive officers evaluate their performances against each of these Corporate Top Ten Objectives as “target,” “above target” or “below target.”  When the board of directors determines an overall level of achievement of the Company against the Corporate Top Ten Objectives based on the executive officers’ self-ratings, the board of directors also considers additional subjective factors, such as changes in the Company’s business conditions, strategies and priorities during the prior year.  Accordingly, while some of these objectives specify targets with respect to financial results, achievement of, or failure of achieve, these targets are not necessarily determinative of the bonus payments, and no single qualitative measurement or quantitative target is material in determining the existence or magnitude of bonus payments.  If there are extenuating circumstances that suggest that the failure to achieve certain objectives was not a fair indicator of how the Company performed, the compensation committee may decide to grant bonus payments even if the Company did not meet 100% of certain of the Corporate Top Ten Objectives.  The Company has revised its disclosure to clarify that the compensation committee’s decision is ultimately subjective, although it is influenced by an array of quantitative and qualitative goals that the Company establishes each year through its Corporate Top Ten Objectives.  Please see pages 111 and 112 of Amendment No. 2.

Employment Agreements, page 116

22.                                 Please disclose the duration of the agreements.

The Company has revised the disclosure in response to the Staff’s comment. Please see pages 116 and 117 of Amendment No. 2.

Payments Upon Termination, page 120

23.                                 Please disclose the material terms of exhibit 10.6, and discuss the terms of the agreement in your Compensation Discussion and Analysis.

The Company respectfully advises the Staff that the material terms of Exhibit 10.6 are disclosed on page 106 of Amendment No. 2.  In addition, the Company has revised the disclosure in response to the Staff’s comment to disclose the terms of the agreement under Compensation Discussions and Analysis and under Potential Payments Upon Termination of Change in Control.  Please see pages 110 and 122 of Amendment No. 2.

Related-Party Transactions, page 124

24.                                 From your disclosure on page 101, we note that Dr. Amplatz was a director during the period addressed by instruction 1 to Regulation S-K Item 404.  Please tell us why the transactions with him and his family, like those mentioned it your response to prior comment 50, are not included in this section.

The Company has revised the disclosure to describe in the referred-to section the transactions mentioned in the Company’s response to prior comment 50, as well as the Research Agreement with Dr. Amplatz.  Please see page 127 of Amendment No. 2.

Dividends, page 126

25.                                 Please clarify how “certain” April 2008 transactions generated a dividend payment.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 127 of Amendment No. 2.

Redemption, page 126

26.                                 Please disclose the percentage of your company redeemed from Mr. Afremov and Mr. Gougeon.  Also, describe the transactions in which payments were made to Mr. Gougeon in July 2005 as mentioned in the first paragraph on page 126.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 128 of Amendment No. 2.

Review, Approval or Ratification, page 126

27.                                 We note your revisions in response to prior comment 52.  Please disclose the standards to be applied to the review and approval of the transactions as required by Regulation S-K Item 404(b)(l)(ii).

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 128 of Amendment No. 2.

Principal and Selling Stockholders, page 127

28.                                 Please reconcile your response to prior comment 53 that no individuals beneficially own the shares held in the name of Welsh Carson with the list of individuals in footnote 1.  Note that we are unable to agree with your interpretation of the no-action letter cited in your response to prior comment 53; therefore, your response to this comment should focus on the facts and circumstances of who has or shares, directly or indirectly, the voting or investment power for your shares held in the name of Welsh Carson.

The Company respectfully advises the Staff that WCAS IX Associates, LLC and WCAS CP IV Associates, LLC are the general partners of Welsh, Carson, Anderson and Stowe IX, L.P. and WCAS Capital Partners IV, L.P. respectively. The Company has been advised by such stockholders that investment and voting decisions can only be made by a majority of the managing members of these entities. As the number of managing members for WCAS IX Associates, LLC and for WCAS CP IV Associates, LLC is more than three, no individual member has the investment power or voting control over the securities. For WCAS Management Corporation, the decisions are taken only by a majority of the board of the directors, which comprises of more than three members, and no director can individually direct the voting or investment of the shares held by such company.  As a result of these circumstances, there are no individuals who can claim beneficial ownership of the shares owned by Welsh Carson or WCAS Capital Partners IV, L.P. or WCAS Management Corporation for the purposes of section 13(d). The Company has revised the disclosure in footnote 1 accordingly.  Please see page 131 of Amendment No. 2.

29.                                 We will evaluate your response to prior comment 57 when you provide the requested disclosure.

The Company acknowledges the Staff’s comment.

Underwriting, page 144

30.                                 Please identify the “certain underwriters” mentioned in the disclosure added in response to prior comment 59.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 150 of Amendment No. 2.

31.                                 Please tell us whether FINRA has concurred with your analysis in response 60, particularly given Rule 2720(n).

The Company respectfully advises the Staff that FINRA has neither concurred nor disagreed with our analysis in response 60.  The FINRA requirement is a factual representation which was made in FINRA’s Cobradesk system.  By letter dated July 7, 2008, FINRA requested confirmation that:

“Based on disclosure in the “Use of Proceeds” section of the Registration Statement, submit  a confirmation in the “Supplemental—Filer Notepad” section of COBRADesk that the repayment of certain indebtedness by the issuer will not result in 10% or more of the offering proceeds being directed to participating member(s) and/or any affiliates thereof and, if not so, submit a modification to the “Supplemental—Proceeds” grid of COBRADesk to provide complete information regarding the applicability and compliance with Rule 2710(h).”

That confirmation to FINRA has been made, and the Company anticipates no further questions or comments from FINRA and the issuance of a no-objections letter.

Financial Statements

Statements of Cash Flows, page F-7

32.                                 Please revise the statement of cash flows on page F-8 to include the correct date for the interim period.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page F-8 of Amendment No. 2.

Note 2. 2005 Reorganization and Business Combination, page F-9

33.                                 We refer to your response to prior comment number 63 in our letter dated July 17, 2008.  Please expand your disclosures to clarify how you met the requirements of Section 1 of EITF 88-16, similar to the information provided in your response.  You should also clarify how the new investors obtained unilateral control as defined in EITF 88-16 since only a 50% voting interest was acquired by new shareholders.

In response to the Staff’s comment, the Company has revised the disclosure in Note 2 concerning the 2005 Reorganization to clarify how it met the requirements of Section 1 of EITF 88-16.  Please see page F-10 of Amendment No. 2.  In addition, the Company respectfully submits that, since Mr. Gougeon, a member of management at the time of the July 2005 Reorganization, was an active participant in the transaction, under Section 1.c, he is considered part of the NEWCO control group, and therefore the NEWCO control group obtained unilateral control as a result of the transaction.

34.                                 Please revise Note 2 to disclose the components of the $283 million purchase price.  In addition, disclose the values assigned to each of the intangible assets discussed on pages F-10 and F-11.

The Company respectfully advises the Staff that the components of the $283 million purchase price are disclosed on page F-10 of Amendment No. 2.  The Company has revised the disclosure in response to the Staff’s comment to disclose the values assigned to each of the intangible assets discussed therein.  Please see page F-11 of Amendment No. 2.

35.                                 We refer to your response to prior comment number 66 in our letter dated July 17, 2008.  We also note that you continue to disclose that acquired in-process research and development charges were estimated considering an appraisal.  Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced appraisal.

In response to the Staff’s comment, the Company has revised the disclosure to delete references to the third-party appraisal firm.  While the conclusions reached by this third-party appraisal firm were taken into consideration by management when recording the acquired in-process research and development charges for financial reporting purposes pursuant to SFAS 141, management of the Company ultimately took full responsibility for valuing the acquired assets and liabilities.  Please see page F-11 of Amendment No. 2.

Note 3. Unaudited Pro Forma Stockholders’ Deficit, page F-12

36.                                 We refer to your response to prior comment number 67 in our letter dated July 17, 2008.  Please revise to disclose the reason for the amounts in the pro forma stockholders’ deficit column on page F-4 related to the Series A preferred stock and Class A common stock, similar to the discussion in your response.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page F-12 of Amendment No. 2.

Note 4. Acquisitions, page F-21

37.                                 We note that you entered into an agreement on July 1, 2008 to purchase distribution rights, inventory and intangible assets from your distributor located in Poland.  Please disclose the total purchase price and tell us whether this is the acquisition of a business or assets.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page F-22 of Amendment No. 2.

Note 13. Investment, page F-24

38.                                 We refer to your response to prior comment 79 in our letter dated July 17, 2008.  We note that your response addresses the Rule 3-09 test as it relates to your investment and the amounts included in your balance sheet.  Please tell us the amounts included in your statements of operations related to your equity investment in Ample Medical.

The Company respectfully advises the Staff that, in response to prior comment 79, the Company disclosed in Note 13 “…losses on this investment of $0.1 million, $0.8 million, and $0.6 million based upon its prorated share of estimated losses from the period from November 2, 2006 to December 31, 2006, the year ended December 31, 2007, and the six months ended June 30, 2008, respectively”. Accordingly, the significance test under the income statement test of Rule 3-09 of Regulation S-X was not attained, and as a result, separate audited financial statements for Ample Medical Inc. are not required.

Note 15. Geographic Information, page F-34

39.                                 We refer to your response to prior comment 81 in our letter dated July 17, 2008.  We note your response addresses only the individual country portion of our comment.  Please disclose the significant countries included in international sales as required by paragraph 38a of SFAS 131 of tell us why these disclosures are not required.

In response to the Staff’s comment, the Company has revised the disclosure to include net sales for the United States, Europe and the rest of the world.  The Company respectfully submits to the Staff that no other country or geographic region currently warrants disclosure under paragraph 38a of SFAS 131.  Please see page F-35 of Amendment No. 2.

Recent Sales of Unregistered Securities, page II-2

40.                                 We note your revisions in response to prior comment 84.  Please disclose the facts relied upon the make the exemption under Section 4(2) available.  In this regard, we note the number of stockholders in your revised principal stockholders’ table and your response to prior comment 54 regarding their participation in the July 2005 transaction.

In response to the Staff’s comment the Company has revised the disclosure to clarify the facts upon which it relied to make the exemption under Section 4(2) available.  Please see page II-2 of Amendment No. 2.

41.                                 Please tell us how sales in 2005 mentioned in your table could have been made under your 2006 Equity Incentive Plan as disclosed in the paragraph after the table.

The Company has revised the disclosure to clarify that issuance shares to Mr. Gougeon were made in reliance on Section 4(2).  Please see page II-2 of Amendment No. 2.

Report of Independent Registered Accounting Firm, Page S-1

42.                                 Please revise to include Schedule II and the related Audit Report prior to the signature page.

The Company has revised the disclosure in response to the Staff’s comment.  Please see pages II-3 and II-4 of Amendment No. 2.

Exhibits

43.                                 Please tell us why the agreements mentioned in response 50 are not filed as exhibits to your registration statement.

The Company respectfully advises the Staff that the agreement with Dr. Amplatz referred to in response to prior comment 50 is filed as Exhibit 10.18.  The Company has also filed the agreements with Mr. Curtis Amplatz referred to in response to prior comment 50 as Exhibits 10.19, 10.20 and 10.21.

44.                                 Please file complete exhibits.  For example, we note you have not included Exhibit A to Exhibit 4.4.

In response to the Staff’s comment, the Company has re-filed Exhibit 4.4 (including Exhibit A attached thereto) and Exhibit 4.9.  The Company respectfully advises the Staff that it understands that it has filed the portions of the exhibits that are required to be filed.

45.                                 We note your reliance on an undated power of attorney.  Please provide us your analysis of whether the lack of a date creates any ambiguity regarding the enforceability of the power of attorney.  Cite any authority of which you rely.

In response to the Staff’s comment, the Company is re-filing a dated power of attorney with Amendment No. 2.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.